UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 30, 2016, Medigus Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 1,139,170 of the Company’s American Depositary Shares (“ADSs”), representing 5,695,850 Ordinary Shares, at a purchase price of $0.67 per ADS in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 398,170 ADSs representing 1,993,550 ordinary shares with an initial exercise price of $0.90 per ADS (the “Warrants”) in a concurrent private placement  (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The Company engaged Rodman & Renshaw, a unit of H.C. Wainwright & Co., to serve as its placement agent in connection with the Offerings. The total gross proceeds to the Company from the Offerings will total approximately $763,244.  The closing of the sale of the ADSs and Warrants is expected to occur on or about December 6, 2016, subject to the satisfaction of customary closing conditions.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of November 30, 2016, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-213280) (the “Registration Statement”), which became effective on August 31, 2016, and the base prospectus dated as of August 31, 2016 contained in such Registration Statement.  This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Warrants to be issued in the Private Placement, along with the ADSs issuable upon their exercise, are being offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

The Warrants will be exercisable beginning on the six month anniversary of their issuance date and have a term of five and a half years.

For their services in the Offering, the placement agent will receive a total fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the placement agent for its expenses up to a maximum of $35,000. In addition, the Company agreed to issue the placement agent warrants to purchase 7% of the aggregate number of ADSs sold in the Offering (the “Placement Agent Warrants”).  The Placement Agent Warrants shall have an expiration date of five and a half years from the issuance date and shall have an exercise price equal to $0.737 per ADS.

The Company’s press release containing additional details of the Offering is filed as Exhibit 99.1 hereto. Copies the form of Purchase Agreement and Warrant are filed as Exhibits 10.1 and 4.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registration Statement and the registration statement on Form S-8 (File No. 333-206803) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward Looking Statements

 This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about December 6, 2016. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

4.1	Form of Warrant between the Company and the purchasers in the Offering.

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

10.1	Form of Securities Purchase Agreement between the Company and the purchasers in the Offering.

23.1	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in Exhibit 5.1).

99.1	Press Release dated December 1, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: December 1, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer